Bruce M. McNamara PHONE: (650) 838-4393 FAX: (650) 838-4593 EMAIL: BMcnamara@perkinscoie.com

February 7, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	CAI International, Inc.
Registration Statement on Form S-1

Gentlemen and Ladies:

On behalf of CAI International, Inc., a Delaware corporation (the “Company”), and in connection with the proposed initial public offering of shares of the Company’s common stock, $0.001 par value per share, transmitted herewith for filing with the Securities and Exchange Commission (the “SEC”), via EDGAR, is the Company’s Registration Statement on Form S-1, together with certain exhibits thereto.

In accordance with the instructions set forth in Instruction for Filing Fees, Rule 3a of the SEC’s Informal and Other Procedures, $10,700 has been wired to the SEC’s U.S. Treasury designated lockbox depository in payment of the registration fee.

We advise you on behalf of the Company and each of Piper Jaffray & Co., William Blair & Company, L.L.C. and Jefferies & Company, Inc., acting as representatives on behalf of the several underwriters (the “Representatives”), that the Company and the Representatives will be requesting acceleration of the effectiveness of the Registration Statement as soon as practicable after any comments of the Staff concerning the disclosure set forth in the Registration Statement have been satisfied and the Company has completed a road show in connection with the Registration Statement. Pursuant to Rule 461, as amended, such requests may be made either in writing or orally. If the requests are made orally, we advise you that the Company is aware of its obligations under the Securities Act of 1933, as amended, in connection with requests for acceleration.

Securities and Exchange Commission

February 7, 2007

We further advise you that Mr. Hiromitsu Ogawa, the Company’s founder and Executive Chairman and the beneficial owner of 100.0% of the Company’s outstanding common stock, has executed a term sheet to sell approximately 15.0% of the Company’s currently outstanding stock to a Japanese institutional investor. The purchase price for the stock sold by Mr. Ogawa to this institutional investor will have a base component payable upon closing of the sale with an additional amount payable by the investor if the valuation of the Company in connection with its proposed initial public offering exceeds a specified amount. Mr. Ogawa, the Company and the investor are currently negotiating definitive agreements and we currently expect Mr. Ogawa’s stock sale to close within the next month. Upon consummation of Mr. Ogawa’s stock sale, we will amend the Registration Statement to include the requisite information regarding the stock sale and the investor. Mr. Ogawa is currently considering selling an additional portion of the stock he beneficially owns to a very limited number of additional institutional investors. The potential investors for such additional sales will be contacted by Mr. Ogawa after the filing of the Registration Statement and any such sales would be structured to close at or prior to the closing of the Company’s proposed initial public offering.

If you have any questions regarding this filing or the other matters noted in this letter, please contact the undersigned at (650) 838-4393.

Very truly yours,

Bruce McNamara

Enclosures

cc:	CAI International, Inc.
Piper Jaffray & Co.
William Blair & Company, L.L.C.
Jefferies & Company, Inc.
Davis Polk & Wardwell
KPMG LLP